Exhibit 99.2

GOLD RESERVE INC.

June 30, 2023

Management’s Discussion and Analysis

U.S. Dollars

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations, dated August 17, 2023 is intended to assist in understanding and assessing the results of operations and financial condition of Gold Reserve Inc. (“Gold Reserve”, the “Company”, “we”, “us” or “our”) and should be read in conjunction with the June 30, 2023 unaudited interim consolidated financial statements and related notes and the December 31, 2022 audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 6-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for the six months ended June 30, 2023 and 2022 equaled 0.7422 and 0.7865, respectively, and the exchange rate at June 30, 2023 and December 31, 2022 equaled 0.7557 and 0.739, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that may state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

●        risks associated with our ability to enforce and collect the September 2014 arbitral award granted in the Company’s favor against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award"). These risks include, in addition to our ability to enforce and collect the Award, incurring the costs of enforcement and collection of the Award and the timing and success of that effort, if Venezuela continues to fail to honor its commitments pursuant to the Settlement Agreement;

●        risks associated with sanctions imposed by the U.S. and Canadian governments targeting Venezuela (the "Sanctions") and/or whether we are able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control (“OFAC”) or other similar regulatory bodies in Canada or elsewhere:

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-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy;
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law);
-	The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and interact with Venezuela as to Siembra Minera and the Resolution, which is expected to continue for an indeterminate period of time; and
-	Even if there is a successful appeal of the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project (as defined herein), and the Sanctions will continue indefinitely until modified by the U.S. or the Canadian government;

●        risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company has requested, or may request in the future, to engage in certain Venezuela-related transactions, including whether and to what extent OFAC grants licenses with respect to any court-ordered sale of PDVH shares, including timing and terms of such licenses;

●        risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement (as defined below). As of the date of this report, Venezuela still owes the Company an estimated $1.026 billion (including interest) related to the original settlement obligation of approximately $1.032 billion, which was payable in a series of monthly payments ending on or before June 15, 2019 (as amended, the "Settlement Agreement");

●        risks associated with recovering funds and collection efforts (including related costs associated therewith) under our Settlement Agreement with the government of Venezuela or its various proceedings against the government of Venezuela, including:

o	the potential ability of the Company to obtain funds as a result of the conditional writ of attachment fieri facias granted by the U.S. District Court of Delaware on March 31, 2023 with respect to any court-ordered sale of PDV Holdings, Inc (“PDVH”) shares, whereby the Company may potentially enforce the Award and corresponding November 2015 U.S. judgment by participating in the potential sale of PDVH shares, and the potential ability of the Company to obtain the funds that the Lisbon District Court in Portugal granted a motion to allow the Company to attach and seize;
o	whether PDVH’s parent company, Petroleos de Venezuela, S.A., or any other party appeals the judgement of the U.S. Court of Appeals for the Third Circuit upholding the U.S. District Court of Delaware’s decision to grant the conditional writs of attachment; and
o	the Company’s ability to repatriate any such funds, in the event grant of the writ of attachment is ultimately upheld and funds become available, or any funds owed to the Company under the Settlement Arrangement that may become available;
●	risks associated with the timing and ability to appeal, contest, reverse or otherwise alter the resolution of the Venezuela Ministry of Mines to revoke the mining rights held by our joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities, including the Venezuelan Supreme Court of Justice or any adverse outcome of such efforts, the Resolution and/or the ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement;
●	risks associated with changes in law in Venezuela, including the recent enactment of the Law for Protection of the Assets, Rights, and Interests of the Bolivarian Republic of Venezuela and its Entities Abroad, which negatively impacts the ability of the Company and its personnel to carry on activities in Venezuela, including safety and security of personnel, repatriation of funds and the other factors identified herein;
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●        even if there is a successful appeal or other outcome with respect to the Resolution there would be:

o	risks associated with Venezuela's failure to honor its commitments associated with the formation, financing and operation of the Siembra Minera Project (as described below);
o	risks associated with the ability of the Company to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
o	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects may not be realized in the future;
o	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
o	risks associated with the political and economic instability in Venezuela, including any future government confiscation of assets; and
o	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by the Company and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;
●	risks associated with potential tax, accounting or financial impacts, including the potential impact on the Company’s approximately $8.1 million income tax receivable and any potential additional income tax liabilities, that may result from the current audits of our tax filings by U.S. and Canadian tax authorities (or any future ones);
●	risks associated with activist campaigns, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including appealing or contesting the Resolution;
●	risks associated with bonus plan participants claiming Siembra Minera is “proceeds” for purposes of such bonus plan, including costs associated therewith and amounts paid in settlement, if any;

●        risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;

●        risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

●	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
●	risks associated with the ability of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, which may result in the Company not being able to produce accurate and timely financial statements and other public filings;

●        risks associated with shareholder dilution resulting from the future sale of additional equity, if required;

●        risks associated with the value realized, if any, from the disposition of the assets related to our previous mining project in Venezuela known as the "Brisas Project";

●        risks associated with the abilities of and continued participation by certain employees; and

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●        risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC, the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Report on Form 20-F, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

THE COMPANY

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Given the numerous developments in Venezuela over the years, both as it relates to our historical mining interests and related legal proceedings resulting therefrom, management has recently focused its efforts on pursuing legal claims against Venezuela as described in more detail below.

We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. We are the successor issuer to Gold Reserve Corporation, which was incorporated in the United States in 1956. We have only one operating segment, the exploration and development of mineral properties. We employed five individuals as of June 30, 2023. Our Class A common shares (the "Class A Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCQX under the symbol GRZ and GDRZF, respectively.

Our registered office is located at the office of Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 999 West Riverside Avenue, Suite 401, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively. The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to the Company. The site is located at www.sec.gov. Similar information can also be found on our website at www.goldreserveinc.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. The information found on, or accessible through, our website does not form part of this MD&A.

We have no commercial operations or production at this time. Historically we have financed our operations through the issuance of common shares, other equity securities and debt and from payments made by Venezuela pursuant to the Settlement Agreement (as defined herein). Funds necessary for ongoing corporate activities, or other future investments and/or transactions if any, cannot be determined at this time and are subject to available cash, any future payments under the Settlement Agreement and/or collection of the unpaid Award (as defined herein) in the courts or future financings.

Background

Prior to 2008, the Company’s principal business was the exploration and development of a mining project in Venezuela known as the "Brisas Project." In 2008, the Venezuelan government terminated the Brisas Project without compensation to the Company. In October 2009, the Company initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain

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compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project. On September 22, 2014, we were granted the Award totaling $740.3 million.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed among other things to pay the Company a total of approximately $1.032 billion, which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments that were supposed to end on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

As of the date of this MD&A, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement: $240 million for the sale of the Mining Data and $14 million related to the Award. The remaining unpaid amount due from Venezuela pursuant to the Award (now subject to the Delaware Proceedings) totals an estimated $1.026 billion (including interest). In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable.

The post-Award interest rate is LIBOR plus two percent. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that will replace LIBOR in certain financial contracts after June 30, 2023. Accordingly, beginning July 1, 2023, the Company is calculating the interest due on the unpaid amount of the Award using an appropriate benchmark replacement rate based on SOFR.

Concurrent with the Settlement Agreement, the Company and Venezuela also agreed to pursue the joint development of a project designated as the “Siembra Minera Project” that primarily comprised the former Brisas Project and the adjacent Cristinas project. In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated the joint venture entity Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The stated primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this MD&A, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

In March 2022, the Venezuelan Ministry of Mines (the “Ministry”) issued a resolution to revoke the mining rights of Siembra Minera. Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry (see “Legal Matters”).

Further details regarding the Siembra Minera Project can be found in our Annual Information Form dated April 29, 2022 and our Management’s Discussion and Analysis dated April 29, 2022, each filed as exhibits to our Annual Report on Form 40-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 and on www.sedarplus.ca.

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Legal Matters

Recognition and Enforcement of Arbitral Award in the United States

The Company obtained an order dated November 20, 2015, confirming and entering judgment on the Award in the U.S. District Court for the District of Columbia (the “DDC”). Venezuela's appeal of this order was dismissed pursuant to the terms of the Settlement Agreement. Following the ICSID legal proceedings, the Company registered its DDC judgment in the U.S. District Court for the District of Delaware (the “Delaware Court”) and, by order dated March 31, 2023, the Company obtained a conditional writ of attachment fieri facias against the shares of PDV Holding, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp., one of the largest oil refiners in the United States. Petroleos de Venezuela, S.A. (“PDVSA”), the holding company of PDVH, appealed this order on April 10, 2023. On May 1, 2023, OFAC published guidance stating that it will not take enforcement actions against individuals or entities participating in the previously announced sales process for the shares of PDVH (the “Sale Process”) and issued a license to the Clerk of the Court for the Delaware Court authorizing the issuance and service of writs of attachment granted by the court to approved judgment creditors against the shares of PDVH. On May 5, 2023, the U.S. Court of Appeals for the Third Circuit (the “Third Circuit”) granted PDVSA’s motion for a temporary stay of the Company’s case in the Delaware District Court and set an expedited schedule for briefing and hearing PDVSA’s appeal.

On July 7, 2023 the Third Circuit issued a judgment affirming the March 31 order of the Delaware Court. On July 27, 2023 the Delaware Court issued a decision on certain issues concerning the Sale Process, including determining the process by which creditors of Venezuela and PDVSA (collectively, the “Creditors”) can be named “Additional Judgment Creditors” and thereby participate in the Sale Process. The Delaware Court held that for a Creditor to be an Additional Judgment Creditor, it must inter alia obtain a conditional or unconditional writ of attachment from the Delaware Court. As indicated above, the Company obtained a conditional writ of attachment from the Delaware Court by the order dated March 31, 2023. The Delaware Court further held that the priority of judgments of Additional Judgment Creditors will be based on the date a Creditor filed a motion for a writ of attachment that was subsequently granted. The Company filed its motion on October 20, 2022. According to public records, there are 10 judgments for which writs of attachment have been granted and for which the motions were filed before the Company’s motion. These judgments, according to the Delaware Court’s present order, represent an aggregate principal amount of U.S. $4.684 billion, exclusive of interest. Pursuant to the guidance published by OFAC, a specific license from OFAC will be required before any sale of PDVH shares can be executed. On August 14, 2023, the Company filed an Attached Judgment Statement with the Delaware Court, per the request of the Special Master appointed by the Delaware Court to oversee the Sale Process. The Company’s statement identified, inter alia, the initial amount of the Company’s DDC judgment, the amount by which the judgment has been reduced as a result of the collection efforts by the Company, and the rate at which the Company is accruing post-judgment interest on the DDC judgment. Other creditors seeking to participate in the Sale Process also filed Attachment Judgment Statements containing similar information.

Portugal Attachment

By order dated January 13, 2023, the Lisbon District Court granted the motion filed by the Company to attach and seize funds deposited at a Portugal state owned bank up to the amount of approximately EUR 21,368,805. The order is in relation to funds held in a trust account for the benefit of the Company at Bandes Bank, a Venezuelan state-owned development bank. The Company has been unable to access these funds and recorded an impairment charge in 2018 for the approximately U.S. $21.5 million balance in the account. On February 20, 2023, the Lisbon District Court’s attachment order was effective. The Company is now in the process of instituting a "main action" required to execute against the attached funds.

Venezuela Political-Administrative Chamber of the Supreme Court of Justice (“APC”)

On November 24, 2022, the Company filed a nullity appeal and requested a precautionary measure of suspension of effects before the APC to declare the absolute nullity of the administrative act contained in Resolution No. 100-DM-00073 (“Resolution No. 73”) issued by the Ministry on May 27, 2022, and notified to Siembra Minera on May 30, 2022, which ratified the Resolution (being Resolution No. 005) issued on March 7, 2022, and notified to Siembra Minera on March 9, 2022, which terminated the mining rights granted to Siembra Minera through the Transfer Decree No. 2.788 of March 20, 2017, and against which Siembra Minera exercised the corresponding Administrative Request for Reconsideration. On February 9, 2023, the APC denied the Company’s precautionary request to suspend the effects of Resolution No. 73. The appeal process with the Supreme Court of Justice is ongoing.

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U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various Sanctions targeting Venezuela. The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons, persons in Canada or Canadians outside Canada from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to prohibit or restrict the Company from working with Venezuelan government officials with respect to the Settlement Agreement (defined below) and/or payment of the remaining balance of the Award plus interest and/or pursuing remedies with respect to the Resolution (defined below) by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or finance, develop and operate the Siembra Minera Project, even if we are successful in appealing the Resolution.

Exploration Prospect

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains Net Smelter Returns (“NSRs”) with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of NSRs on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of NSRs on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSRs to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued CVRs that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of June 30, 2023, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, all of which has been paid to the CVR holders other than approximately $60,000 which has not yet been distributed.

A dispute existed between the Company and the holder of the majority of the CVRs, a related party. The holder believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022.

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The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially in the same manner as Net Proceeds for the CVR. The Bonus Plan is administered by independent members of the Board of Directors.

Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of June 30, 2023, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants other than approximately $70,000 which has not yet been distributed.

Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of obligations related to the CVR and Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

Financial Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations, the 2019 Return of Capital to Shareholders and results of operations. Recent operating results and our overall financial position and liquidity are primarily impacted by expenses resulting from legal enforcement activities associated with the Award, costs associated with maintaining our legal and regulatory obligations in good standing and other corporate general and administrative expenses.

As discussed elsewhere in this MD&A, the Sanctions limit our enforcement efforts and adversely impact our ability to collect the remaining amounts due under the Settlement Agreement and/or Award. Even if there is a successful annulment of the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We may need to rely on additional capital raises in the future. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

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Liquidity and Capital Resources

At June 30, 2023, we had cash and cash equivalents of approximately $1.3 million which represents a decrease from December 31, 2022 of approximately $14.1 million. The net decrease was primarily due to a $10.1 million net investment in term deposits with original maturities of between 3 and 12 months. Additionally, cash decreased as a result of cash used in operations as more fully described in the “Operating Activities” section below.

	2023	Change	2022
Cash and cash equivalents	$1,317,439	$(14,063,050)	$15,380,489

As of June 30, 2023, we had financial resources including cash, cash equivalents, term deposits and marketable securities totaling approximately $40.1 million (predominantly held in U.S. and Canadian banks and financial institutions). The Company also has machinery and equipment intended to be sold (classified as “assets held for sale” in the June 30, 2023 interim balance sheet) with a carrying value of approximately $0.8 million (See Note 6 to the consolidated financial statements. In terms of financial obligations, the Company has short-term financial obligations consisting of accounts payable, accrued expenses and contingent value rights of approximately $1.1 million. With respect to the income tax receivable of approximately $8.1 million (See Note 10 to the consolidated financial statements) arising from the 2017 tax year, the 2017 and 2018 tax filings of the Company’s U.S. subsidiary are under examination by the Internal Revenue Service. Additionally, Canada Revenue Agency is examining the Company’s 2018 and 2019 international transactions. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject will result in favorable outcomes.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, the annulment of the Resolution, the removal of Sanctions, an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. We may need to rely on additional capital raises in the future.

Operating Activities

Cash flow used in operating activities for the six months ended June 30, 2023 and 2022 was approximately $4.0 million and $3.1 million, respectively. Cash flow used in operating activities consists of net loss adjusted for unrealized gains and losses on marketable securities, non-cash interest income, non-cash expense items primarily related to a write-down of assets held for sale, stock option compensation and depreciation and certain non-cash changes in working capital.

Cash flows used in operating activities during the six months ended June 30, 2023 increased from the prior comparable period primarily due to payments of severance and contingent value rights made in the first half of 2023 and the receipt of an income tax refund in the second quarter of 2022.

Investing Activities

Cash flows used in investing activities increased during the six months ended June 30, 2023 due to the net purchase of term deposits. The Company did not have cash flows from investing activities during the six months ended June 30, 2022.

Financing Activities

The Company did not have cash flows from financing activities during the six months ended June 30, 2023 and 2022.

Contractual Obligations

Our current contractual obligation payments as of June 30, 2023 consist of amounts due pursuant to the Bonus Plan and CVR agreements of approximately $0.1 million. As described above and in Note 2 to the consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

The Company maintains change of control agreements with certain officers and employees as described in Note 9 to the consolidated financial statements. As of June 30, 2023, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $5.7 million.

10

During the fourth quarter of 2021, the Company implemented a three-year cost reduction program which included a reduction in senior management compensation coupled with an incentive bonus plan. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of June 30, 2023, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments, upon the occurrence of certain events, related to termination of employment. The Company has contractual obligation payments under a consulting agreement with a retired senior executive which amount to$150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and six months ended June 30, 2023 was approximately $1.4 million and $2.5 million, respectively, compared to consolidated net loss of $2.2 million and $3.8 million during the comparable periods in 2022.

		Three Months			Six Months
	2023	2022	Change	2023	2022	Change
Income	$784,856	$40,754	$744,102	$1,272,813	$84,130	$1,188,683
Expenses	(2,188,626)	(2,284,613)	95,987	(3,770,649)	(3,873,376)	102,727
Net loss for the period	$(1,403,770)	$(2,243,859)	$840,089	$(2,497,836)	$(3,789,246)	$1,291,410

Income (loss)		Three Months			Six Months
	2023	2022	Change	2023	2022	Change
Interest income	$471,873	$63,082	$408,791	$929,203	$75,180	$854,023
Gain on marketable equity securities	303,152	34,024	269,128	339,084	54,823	284,261
Foreign currency gain (loss)	9,831	(56,352)	66,183	4,526	(45,873)	50,399
	$784,856	$40,754	$744,102	$1,272,813	$84,130	$1,188,683

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. For the three and six months ended June 30, 2023, income increased over the prior year comparable periods primarily as a result of an increase in interest income due to an increase in interest rates and an increase in unrealized gains on marketable securities.

Expenses

		Three Months			Six Months
	2023	2022	Change	2023	2022	Change
Corporate general and administrative	$979,093	$1,757,301	$(778,208)	$2,032,173	$2,659,359	$(627,186)
Siembra Minera Project and related costs	-	-	-	-	223,237	(223,237)
Exploration costs	7,748	8,199	(451)	18,182	16,388	1,794
Write-down of assets held for sale	193,750	-	193,750	193,750	-	193,750
Legal and accounting	416,801	449,871	(33,070)	710,771	848,477	(137,706)
Enforcement of Arbitral Award	549,901	32,237	517,664	733,832	50,414	683,418
Equipment holding costs	41,333	37,005	4,328	81,941	75,501	6,440
Total expenses	$2,188,626	$2,284,613	$(95,987)	$3,770,649	$3,873,376	$(102,727)

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Corporate general and administrative expense during the six months ended June 30, 2023 decreased from the prior comparable period primarily due to decreases in severance expense and compensation costs partially offset by the allocation of costs previously classified as Siembra Minera Project and related costs. In the first half of 2023, the costs previously classified as Siembra Minera Project and related costs included $0.4 million of certain Venezuelan related costs (primarily project consultants and advisors) which are expected to continue as they may be relevant to the Company’s future activities with respect to the Resolution, other legal support activities and/or the Settlement Agreement. Siembra Minera Project costs decreased as a result of the March 2022 Venezuelan Ministry of Mine’s issuance of the Resolution to revoke the mining rights of Siembra Minera and the subsequent allocation of certain costs previously associated with the Siembra Minera project to corporate general and administrative expense. The 2023 write-down of assets held for sale relates to the proposed sale of the Company’s SAG mill shell. The Company recorded an impairment charge of approximately $0.2 million to reduce the carrying value of its SAG mill shell to $775,000 which is its estimated fair value less costs to sell. Legal and accounting expenses decreased primarily as a result of a decrease in professional fees associated with the Resolution to revoke the Siembra Minera mining rights, tax compliance and other corporate matters. Settlement Agreement enforcement expense increased due to legal and other costs associated with enforcement and collection of the Award including costs of the legal proceedings in Delaware and Portugal. Overall, total expenses for the six months ended June 30, 2023 decreased $0.1 million from the comparable period in 2022.

Summary of Quarterly Results (1)

Quarter ended	6/30/23	3/31/23	12/31/22	9/30/22	6/30/22	3/31/22	12/31/21	9/30/21
Income (loss)	$784,856	$487,957	$322,504	$60,039	$40,754	$43,376	$(76,489)	$12,563
Net loss
before tax	(1,403,770)	(1,094,066)	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)
Per share	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)
Fully diluted	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)
Net loss	(1,403,770)	(1,094,066)	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)
Per share	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)
Fully diluted	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In the second quarter of 2023, income increased primarily due to an increase in unrealized gains on marketable equity securities. In the first quarter of 2023, income increased due to increased interest income as a result of an increase in interest rates. In the fourth quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates. In the third quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates, partially offset by a decrease in gain on marketable equity securities. In the second quarter of 2022, income decreased as a result of fluctuations in currency exchange rates resulting in foreign currency losses in the second quarter of 2022 compared to foreign currency gains in the first quarter of 2022. The decrease in income was partially offset by an increase in interest as a result of higher interest rates. In the first quarter of 2022, income increased primarily as a result of unrealized gains on marketable equity securities. In the fourth quarter of 2021, income decreased as a result of unrealized losses on marketable equity securities, foreign currency loss and losses on disposition of property, plant and equipment. In the third quarter of 2021, income decreased due to a decrease in the gain on sale of equipment and an increase in foreign currency loss.

In the second quarter of 2023, net loss increased due to legal and other costs associated with enforcement of the Award and a write-down of assets held for sale, partially offset by an increase in gains on marketable equity securities. In the first quarter of 2023, net loss decreased primarily due to increased interest income as a result of an increase in interest rates. In the fourth quarter of 2022, net loss increased primarily due to an increase in contingent value rights expense, write-down of property, plant and equipment and Settlement Agreement enforcement expense. In the third quarter of 2022, net loss decreased primarily due to a decrease in severance expense. In the second quarter of 2022, net loss increased primarily as a result of severance expense and legal and other costs related to the revocation, reinstatement efforts and potential damages claims associated with the Siembra Minera mining rights. In the first quarter of 2022, net loss decreased as a result of a reduction in compensation expense including non-cash stock option expense. In the fourth quarter of 2021, net loss increased primarily as a result of an increase in non-cash stock option compensation expense and a loss on impairment of cash in a bank account. In the third quarter of 2021, net loss increased due primarily to an increase in legal and accounting expense and a decrease in income.

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Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.